

March 29, 2013

<u>Via E-mail</u>
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, WY 82605-0850

> **Re:** **Uranerz Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Correspondence dated March 6, 2013**
> **Correspondence dated March 14, 2013**
> **File No. 001-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

 Notes to the Consolidated Financial Statements

4. Construction in Progress, page F-11

1.   We have reviewed your response to prior comment 3 in our letter dated February 22, 2013. We do not believe you have provided persuasive evidence to support a conclusion that the costs related to your processing facility being constructed on the site of Nichols Ranch are recoverable through alternative future use, that is, through future toll processing arrangements or sale of the facility. Accordingly, since those costs were

incurred during the exploration stage, it is our position they should have been expensed as incurred. Please amend your Form 10-K for fiscal year ended December 31, 2012 to restate your financial statements for fiscal years ended December 31, 2012 and December 31, 2011. Also, please amend your Forms 10-Q for each of the interim periods ended March 31, 2012, June 30, 2012 and September 30, 2012 to restate the financial statements contained therein. As an alternative, you may disclose the financial statement line item amendments affecting the interim financial statements in a note to the annual financial statements as contemplated by Item 302(a)(2) of Regulation S-K.

2.   In addition, please file an Item 4.02 Form 8-K immediately to announce the non-reliance on your previously- issued financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining